Alliance All-Market Advantage Fund, Inc.            Exhibit 77C
811-8702




The Annual Meeting of Shareholders of Alliance All-Market
Advantage Fund, Inc. was held on March 9, 1999. A description of each proposal and number of shares voted at the meeting are as follows:

1. To Elect Directors:	Shares Voted For	Voted Against/Abstain
   Class Two Directors
   (term expires 2002)
   John H. Dobkin		  1,979,497		    22,815
   William H. Foulk		  1,980,467		    21,845
   Dr. James M. Hester            1,979,312                 23,000




2. To ratify the selection       Shares       Shares Voted      Shares
   of Ernst & Young LLP as 	Voted For   	Against		Abstained
   the Fund's independent
   auditors for the Fund's
   fiscal year ending
   September 30, 1999.         1,979,489	5,608	      17,215